EXHIBIT 11

STANDARD COMMERCIAL CORPORATION

COMPUTATION OF EARNINGS PER COMMON SHARE

(In thousands, except share information; unaudited)

	Three Months Ended June 30
	2003	2002
BASIC EARNINGS PER COMMON SHARE
Income from continuing operations	$6,934	$5,562
Discontinued operations	(322)	(923)
Extraordinary gain	—	105

Net income applicable to common stock	$6,612	$4,744

Basic average shares outstanding	13,536,934	13,370,073

From continuing operations	$0.51	$0.42
Discontinued operations	(0.02)	(0.07)
Extraordinary gain/(loss)	—	—

Net income applicable to common stock	$0.49	$0.35

DILUTED EARNINGS PER COMMON SHARE
Income from continuing operations	$6,934	$5,562
Add—after-tax interest expense on 7¼% Convertible subordinated debentures	539	564

Adjusted income from continuing operations	7,473	6,126
Discontinued operations	(322)	(923)
Extraordinary gain	—	105

Net income applicable to common stock	$7,151	$5,308

Basic average shares outstanding	13,536,934	13,370,073
Increase in shares outstanding assuming conversion of 7¼ convertible subordinated debentures at November 13, 1991	1,533,390	1,604,118
Stock options exercisable	61,013	86,495

Diluted average shares outstanding	15,131,337	15,060,686

From continuing operations	$0.49	$0.41
Discontinued operations	(0.02)	(0.06)
Extraordinary gain	—	—

Net income	$0.47	$0.35